FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933
FILER: NORTHROP GRUMMAN CORPORATION
SUBJECT COMPANY: TRW INC. (NO. 1-2384)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

ELECTRONIC SYSTEMS

INFORMATION TECHNOLOGY

INTEGRATED SYSTEMS

NORTHROP GRUMMAN

NEWPORT NEWS

SHIP SYSTEMS

COMPONENT TECHNOLOGIES

From under the sea to outer space and into cyberspace, Northrop Grumman technologies and products play a key role in the evolving defense environment of the 21st century. Future conflicts will utilize revolutionary and integrated battle management approaches in which communications among ships, satellites, armies, aircraft and submarines will be interconnected and enabled through cyberspace. Northrop Grumman, the nation's third-largest defense company with nearly 100,000 employees, represents many of the technologies that will play a significant part in this modern era of warfare.

Since the end of the Cold War, Northrop Grumman has built a wide range of high-technology defense systems essential to fulfilling current and emerging national defense needs that include anti-terrorism and homeland security. Throughout this time the company has maintained a consistent focus and strategy. And today, Northrop Grumman is a top-tier defense enterprise, a full partner with its military customers and a key participant in the country's national security effort.

Northrop Grumman produces a majority of the U.S. military's airborne radar systems and is well positioned in missile defense. As the second-largest provider of information technology for the federal government, Northrop Grumman is crucial to efforts that protect the U.S. government's computers from Internet attack. The company is the world's largest naval shipbuilder, with expertise in every class of nuclear and non-nuclear vessel, providing global force projection. Northrop Grumman's systems integration expertise optimizes the military's surveillance and precision strike capabilities and its commercial electronics capabilities remain world-class.

From its headquarters in Los Angeles, Calif., Northrop Grumman operates in 44 states and 25 countries. With a strong management team, a disciplined operating strategy and world-class technologies, the company is well positioned to take advantage of the changing global military environment.

1. F-16 Fire Control Radar
2. Disaster Recovery Data Center
3. F/A-18 Super Hornet
4. Nuclear-Powered Submarine
5. Aegis Destroyer Under Construction
6. Solid-State Microchip Laser

page 1

ELECTRONIC SYSTEMS

Solid-State Air Defense Radar System

Electronic Systems is a world leader in the design, development and manufacture of advanced electronics for military and commercial use. The sector provides a variety of defense electronics and systems, airspace management systems, navigation systems, precision weapons, communications systems, marine systems, space systems, oceanic and naval systems, and automation and information systems.

- Headquarters: Baltimore, MD
- 25,000 employees
- A world leader in military airborne radar systems
- Well positioned in missile defense
- Approximately one-third of sales generated from international business
- Produces sensors and systems, creating the "digital battlefield"

INFORMATION TECHNOLOGY

FAA Air Traffic Control System

Information Technology is a trusted partner of the Department of Defense, the U.S. intelligence community, and other federal, state and local agencies. The sector provides a diverse range of services – from secure communications and battle management systems for the federal government to automated emergency response systems for municipal governments.

- Headquarters: Herndon, VA
- 22,000 employees
- Top-tier integrator of large-scale information systems for federal agencies (IRS, FAA and Department of Justice)
- Leading computer hardware contractor to the federal government
- Serves diverse government and commercial customer base

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INTEGRATED SYSTEMS

Integrated Systems is a premier aerospace systems integration enterprise. The sector combines in one management structure the capabilities to conceive, design, develop, produce and support complete aircraft systems, as well as airframe subsystems, for surveillance and battle management, early warning, electronic warfare and combat missions. The sector also integrates these capabilities for the realization of emerging network-centric warfare concepts.

- Headquarters: Irving, TX
- 12,000 employees
- Principal team member on the F-35 program, the largest defense procurement program in U.S. history
- Industry leader in intelligence, surveillance and reconnaissance platforms
- Prime contractor of B-2 Spirit Stealth Bomber and Joint STARS, the world's most advanced targeting and battle management system

Global Hawk Unmanned Aerial Vehicle System

NEWPORT NEWS

Newport News is the nation's sole designer, builder and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines. With vast facilities along two miles of waterfront, the sector has the capability to design, build and maintain every class of ship in the U.S. Navy's fleet – and is the only shipyard to perform overhaul and refueling work on both Navy submarines and Nimitz-class aircraft carriers.

- Headquarters: Newport News, VA
- 18,500 employees
- Sole supplier of U.S. Navy aircraft carriers, the world's largest warships
- Builder of 25 of the Navy's attack submarines in use today
- Exclusive provider of refueling services for nuclear-powered aircraft carriers

Nuclear-Powered Aircraft Carrier

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SHIP SYSTEMS

Aegis Guided Missile Destroyer

Ship Systems is the largest builder of non-nuclear ships for the United States Navy. The sector has produced and delivered virtually every type of non-nuclear ship for the U.S. Navy, the U.S. Coast Guard, international navies, and domestic and foreign commercial customers. From design to maintenance and upgrades, Ship Systems is a technology innovator that has pioneered comprehensive life cycle support for ships.

- Headquarters: Pascagoula, MS
- 17,000 employees
- Designed and built a majority of U.S. Navy surface combatants and one-third of the entire Navy fleet
- Currently building the Aegis guided missile destroyers and the nation's first double-hulled crude oil carriers

COMPONENT TECHNOLOGIES

Backpanel Assembly

Component Technologies is a premier supplier of technologically advanced electronic and optical components and materials to global electronics markets. The sector has a strong legacy of leadership in developing advanced technologies for everything from wireless telecommunications networking to computing.

- Headquarters: Iselin, NJ
- 4,000 employees
- Global supplier of large and complex, high-performance electrical and electro-optical printed circuit boards and backpanel assemblies
- World-renowned supplier of high-tech soldering and microelectronic attachment materials and services
- Operations in 18 countries and technical sales offices in 28 countries

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WHAT YOU SHOULD KNOW ABOUT NORTHROP GRUMMAN CORPORATION

STRONGLY POSITIONED:

- Experienced management team
- Strong acquisition integration track record
- Solid financial performance
- Excellent prospects for 2002 and beyond
- Growing defense outlook
- Focused on shareholder value

KEY CAPABILITIES:

- Global power projection
- Intelligence, surveillance and reconnaissance
- Information warfare
- Systems integration
- Homeland security

BUSINESS PORTFOLIO:

By Sector: (Estimate)

Electronic Systems 31%
Information Technology 24%
Integrated Systems 17%
Newport News 14%
Ship Systems 10%
Component Technologies 4%

COMPARE BELOW WHAT THE SAME $1000 INVESTMENT IN BOTH NORTHROP GRUMMAN AND TRW WOULD HAVE EARNED*

1 Year
$250
200
150
100
50
0
-50
$234
2 Years
$1,000
800
600
400
200
0
-200
-400
$921
-$238
5 Years
$400
300
200
100
0
-100
-200
$346
-$142
10 Years
$5,000
4,000
3,000
2,000
1,000
0
$3,967
$1,318
Northrop Grumman Corporation
TRW Inc.

* Based on calendar year performance